                                                                 EXHIBIT 13.3 TO
                                              REGISTRATION STATEMENT ON FORM S-4
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-Q

(MARK ONE)

[X]         QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                 FOR THE QUARTERLY PERIOD ENDED MARCH 31, 1994

                                       OR

[  ]        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-9868

                                T2 MEDICAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   DELAWARE                                     59-2405366
       (STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)
             1121 ALDERMAN DRIVE                                   30202
             ALPHARETTA, GEORGIA                                (ZIP CODE)
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (404) 442-2160

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

     The number of shares outstanding of the registrant's Common Stock, $.01 Par Value, as of April 30, 1994 was 41,172,567 shares.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                      (291)

                         PART I.  FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                       T2 MEDICAL, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                  (UNAUDITED)

                                     ASSETS

                                                                     MARCH 31,       SEPTEMBER 30,
                                                                       1994              1993
                                                                   ------------     --------------
Current assets:
  Cash and cash equivalents.....................................   $ 21,752,725      $ 16,258,297
  Short-term investments........................................     28,075,944        47,647,163
  Receivables:
     Patient billings (less allowance for doubtful accounts of
       $4,815,874 at March 31, 1994 and $5,525,840 at
       September 30, 1993.......................................     25,283,339        26,979,099
     Other receivables:
       Management fees..........................................      7,030,816         7,464,206
       Lithotripsy..............................................      7,294,014         6,313,065
       Other....................................................      4,784,523         6,955,650
  Inventories...................................................      5,805,380         4,561,234
  Refundable income taxes.......................................      4,275,130                --
  Prepaid expenses..............................................      2,230.391           986,329
                                                                   ------------      ------------
          Total current assets..................................    106,532,262       117,165,043
Property and equipment, net.....................................     23,527,595        24,248,211
Goodwill and other intangible assets (net of accumulated
  amortization of $15,573,884 at March 31, 1994 and $13,104,727
  at September 30, 1993)........................................    179,140,878       175,114,254
Other assets....................................................     13,934,636        12,419,546
                                                                   ------------      ------------
          Total assets..........................................   $323,135,371      $328,947,054
                                                                   ============      ============
                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt...............................................   $  7,708,000      $ 23,000,000
  Current portion of long-term debt and obligations under
     capital leases.............................................      2,459,028         3,126,871
  Accounts payable and accrued expenses.........................      6,409,030         8,365,224
  Income taxes payable..........................................             --           945,940
  Deferred income taxes payable.................................      1,653,700         1,080,085
  Other current liability.......................................        273,000           273,000
                                                                   ------------      ------------
     Total current liabilities..................................     18,502,758        36,791,120
Long-term debt and obligations under capital leases, exclusive
  of current maturities.........................................      2,106,976         3,097,164
Deferred income taxes payable...................................        678,935           328,266
Other long-term liability.......................................      1,296,752         1,433,252
Minority interests in subsidiaries..............................      6,348,907         5,836,376
                                                                   ------------      ------------
          Total liabilities and minority interests..............     28,934,328        47,486,178
                                                                   ------------      ------------
Commitments and contingencies
Stockholders' equity:
Common stock, $.01 par value, 100,000,000 shares authorized;
  shares issued and outstanding; 41,147,567 at March 31, 1994
  and 40,486,387 at September 30, 1993..........................        411,476           404,864
Additional paid-in capital......................................    158,073,143       154,702,147
Retained earnings...............................................    135,716,424       126,353,865
                                                                   ------------      ------------
          Total stockholders, equity............................    294,201,043       281,460,876
                                                                   ------------      ------------
          Total liabilities and stockholders' equity............   $323,135,371      $328,947,054
                                                                   ============      ============

            See notes to condensed consolidated financial statements.

                                      (292)

                       T2 MEDICAL, INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                  (UNAUDITED)

                                                                        THREE MONTHS ENDED
                                                                             MARCH 31,
                                                                     -------------------------
                                                                        1994           1993
                                                                     ----------     ----------
Revenues:
  Home infusion therapy...........................................  $34,081,574    $47,070,196
  IntraCare.......................................................    9,861,226     11,335,585
  Lithotripsy.....................................................   12,219,773      6,987,282
  Other...........................................................    2,046,729      2,277,372
                                                                     ----------     ----------
          Total revenues..........................................   58,209,302     67,670,435
                                                                     ----------     ----------
Costs and expenses:
  Cost of revenues................................................   37,499,145     35,245,559
  Selling, general and administrative.............................    9,240,756      7,273,603
  Provision for doubtful accounts.................................    2,580,934      7,066,797
  Amortization of intangibles.....................................    1,279,922      1,068,731
                                                                     ----------     ----------
          Total costs and expenses................................   50,600,757     50,654,690
                                                                     ----------     ----------
Income from operations............................................    7,608,545     17,015,745
Other income (expense):
  Interest expense................................................     (155,620)      (352,795)
  Interest income.................................................      617,520        817,902
  Equity in earnings of unconsolidated subsidiaries...............      169,565        212,417
  Other...........................................................      106,395       (290,638)
                                                                     ----------     ----------
          Income before income taxes and minority interest........    8,346,405     17,402,631
Provision for income taxes........................................    2,617,523      5,677,912
Minority interest in income of subsidiaries.......................    2,472,883      1,463,162
                                                                     ----------     ----------
          Net income..............................................    3,255,999    $10,261,557
                                                                     ==========     ==========
Net income per common and common equivalent share.................  $       .08    $       .25
                                                                     ==========     ==========
Cash dividends paid per share of common stock.....................  $      .025    $      .025
                                                                     ==========     ==========
Weighted average common and common equivalent shares
  outstanding.....................................................   41,187,280     40,664,544
                                                                     ==========     ==========

           See notes to condensed consolidated financial statements.

                                    (293)

                       T2 MEDICAL, INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                  (UNAUDITED)

                                                                   SIX MONTHS ENDED MARCH 31,
                                                                   --------------------------
                                                                      1994           1993
                                                                   -----------    ------------
Revenues:
  Home infusion therapy..........................................  $73,010,728    $100,281,154
  IntraCare......................................................   21,056,525      22,021,567
  Lithotripsy....................................................   23,764,529      12,283,779
  Other..........................................................    4,041,087       4,856,806
                                                                   -----------    ------------
          Total revenues.........................................  121,872,869     139,443,306
                                                                   -----------    ------------
Costs and expenses:
  Cost of revenues...............................................   75,136,471      68,839,826
  Selling, general and administrative............................   15,869,702      13,545,407
  Provision for doubtful accounts................................    4,762,190      14,999,547
  Amortization of intangibles....................................    2,497,824       2,061,110
                                                                   -----------    ------------
          Total costs and expenses...............................   98,266,187      99,445,890
                                                                   -----------    ------------
Income from operations...........................................   23,606,682      39,997,416
Other income (expense):
  Interest expense...............................................     (301,087)       (660,474)
  Interest income................................................    1,335,018       1,607,948
  Equity in earnings of unconsolidated subsidiaries..............      452,316         502,980
  Other..........................................................      174,516          52,033
                                                                   -----------    ------------
          Income before income taxes and minority interest.......   25,267,445      41,499,903
Provision for income taxes.......................................    8,867,073      14,105,935
Minority interest in income of subsidiaries......................    4,998,584       3,022,638
                                                                   -----------    ------------
          Net income.............................................  $11,401,788    $ 24,371,330
                                                                   ===========    ============
Net income per common and common equivalent share................  $       .28    $        .60
                                                                   ===========    ============
Cash dividends paid per share of common stock....................  $      .050    $       .050
                                                                   ===========    ============
Weighted average common and common equivalent shares
  outstanding....................................................   40,955,308      40,582,233
                                                                   ===========    ============

           See notes to condensed consolidated financial statements.

                                      (294)

                       T2 MEDICAL, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                                  SIX MONTHS ENDED MARCH 31,
                                                                  ---------------------------
                                                                     1994            1993
                                                                  -----------     -----------
Cash flows from operating activities:
  Net income....................................................  $11,401,788     $24,371,330
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization..............................    5,930,883       4,747,464
     Provision for doubtful accounts............................    4,762,190      14,999,547
     Tax benefit of stock options...............................           --         510,051
     Equity in earnings of unconsolidated subsidiaries..........     (452,316)       (502,980)
     Distributions from unconsolidated subsidiaries.............      351,895         190,000
     Loss on sale of assets.....................................       11,416       1,452,002
     Change in assets and liabilities net of effects from
       purchased businesses:
     Receivables................................................     (966,752)     (9,316,009)
     Inventories................................................   (1,244,147)        301,786
     Prepaid expenses and other assets..........................   (1,330,268)     (2,587,316)
     Accounts payable and accrued expenses......................   (2,430,521)     (3,211,404)
     Income taxes payable.......................................   (5,221,069)    (13,581,653)
     Deferred income taxes payable..............................      924,284       1,861,225
     Minority interests in subsidiaries.........................      512,531        (943,146)
                                                                  -----------     -----------
          Cash provided -- by operating activities..............   12,249,914      18,290,897
                                                                  -----------     -----------
Cash flows related to investing activities:
  Payments for businesses acquired (less cash acquired).........   (6,564,692)    (23,094,058)
  Additions to property and equipment, net......................   (3,104,556)     (2,773,209)
  Proceeds from sale of property and equipment..................      414,939          89,274
  Investment in unconsolidated subsidiaries.....................   (1,325,000)             --
  Short-term investments........................................   19,571,219         543,441
                                                                  -----------     -----------
          Cash provided by (used in) investing activities.......    8,991,910     (25,234,552)
                                                                  -----------     -----------
Cash flows related to financing activities:
  Proceeds from issuance of common stock........................    3,378,364         849,754
  Proceeds from issuance of short-term notes and long-term                 --      23,785,000
     debt.......................................................
  Payment of short-term notes and long-term debt................  (17,086,530)    (10,125,540)
  Distributions of S Corporation earnings.......................           --      (5,849,199)
  Cash dividends................................................   (2,039,230)     (1,898,094)
                                                                  -----------     -----------
          Cash used in financing activities.....................  (15,747,396)      6,761,921
                                                                  -----------     -----------
          Increase (decrease) in cash and cash equivalents......    5,494,428        (181,734)
          Cash and cash equivalents at beginning of period......   16,258,297      14,509,800
                                                                  -----------     -----------
          Cash and cash equivalents at end of period............  $21,752,725     $14,328,066
                                                                  ===========     ===========

           See notes to condensed consolidated financial statements.

                                      (295)

          Supplemental disclosures of cash flow information:

          Cash paid for interest..........................  $  301,087     $  660,474
          Cash paid for income taxes......................  13,631,053     25,580,672

     On January 1, 1992, the Company acquired a 35% interest in Bay Area Partners ("Bay Area"), a general partnership formed between the Company and Bay Area Renal Stone Center, Ltd., for a purchase price of $13,025,655. Effective October 1, 1992, the Company increased its ownership in Bay Area to 65% by acquiring an additional 30% of Bay Area for a cash purchase price of $9,215,784. The total purchase price of $22,241,439 was funded by the issuance of 104,250 shares of common stock (valued at $5,719,155) and cash of $16,522,284. Liabilities assumed in connection with the acquisition were $177,015. Substantially all of the purchase price was allocated to goodwill. The acquisition was accounted for as a purchase and was consolidated in the Company's operations after October 1, 1992.

     Effective October 1, 1992, the Company acquired 51% of the outstanding common stock of Pediatric Partners, Inc. ("Pediatric") for a total purchase price of $2,250,000. The purchase was funded by the conversion of previously purchased convertible debentures into common stock which represents a 51% ownership interest in Pediatric. Liabilities assumed in connection with the acquisition were $191,702. Substantially all of the purchase price was allocated to goodwill. The acquisition was accounted for as a purchase and was consolidated in the Company's operations after October 1, 1992.

     On December 31, 1993, the Company invested cash of $2,082,800 which resulted in the Company acquiring a 63.5% interest in Southwest Lithotripter Joint Venture ("Southwest"). Liabilities assumed in connection with the acquisition were immaterial. Substantially all of the purchase price was allocated to goodwill and is being amortized on a straight-line basis over 40 years. The acquisition was accounted for as a purchase and was included in the Company's operations after December 31, 1993.

     On December 31, 1993, the Company acquired 100% of the outstanding common stock of Intracare of Atlanta, Inc. ("Atlanta") for a total cash purchase price of $2,322,139. No liabilities were assumed in connection with the acquisition. Substantially all of the purchase price was allocated to goodwill and is being amortized on a straight-line basis over 40 years. The acquisition was accounted for as a purchase and was included in the Company's operations after December 31, 1993.

     On February 1, 1994, the Company acquired 100% of the outstanding common stock of Intracare of Atlanta III, Inc. ("Atlanta III") for a total cash purchase price of $94,530. Liabilities assumed in connection with the acquisition were immaterial. Substantially all of the purchase price was allocated to goodwill and is being amortized on a straight-line basis over 40 years. The acquisition was accounted for as a purchase and was included in the Company's operations after February 1, 1994.

     On February 1, 1994, the Company acquired 100% of the outstanding common stock of Intracare of Atlanta V, Inc. ("Atlanta V") for a total cash purchase price of $208,005. Liabilities assumed in connection with the acquisition were immaterial. Substantially all of the purchase price was allocated to goodwill and is being amortized on a straight-line basis over 40 years. The acquisition was accounted for as a purchase and was included in the Company's operations after February 1, 1994.

     On March 1, 1994, the Company acquired a 60% interest in Indiana Stone Center, Inc. ("Indiana") for a cash purchase price of $2, 000, 000. Liabilities assumed in connection with the acquisition were immaterial. Substantially all of the purchase price was allocated to goodwill and is being amortized on a straight-line basis over 40 years. The acquisition was accounted for as a purchase and was included in the Company's operations after March 1, 1994.

                                      (296)

                       T2 MEDICAL, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

 1. BASIS OF PRESENTATION

     The condensed consolidated financial statements contained in this report are unaudited, but reflect all adjustments, which, in the opinion of management, are necessary for a fair presentation of the Company's financial position at the end of and results of operations for the interim periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to applicable rules and regulations of the Securities and Exchange Commission. These financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended September 30, 1993. The results of operations for the interim periods reported herein are not necessarily indicative of results to be expected for the full year.

 2. EARNINGS PER SHARE

     Earnings per share for the periods ended March 31, 1994 and 1993 is based on the weighted average number of common and common equivalent shares outstanding. Common share equivalents include dilutive stock options using the treasury stock method (computed at the average market price during the periods indicated). Fully diluted earnings per share do not differ significantly from primary earnings per share.

     The weighted average number of common and common equivalent shares used in the computation of net income per share is as follows:

                                                THREE MONTHS ENDED             SIX MONTHS ENDED
                                                    MARCH 31,                     MARCH 31,
                                            --------------------------    --------------------------
                                               1994           1993           1994           1993
                                            -----------    -----------    -----------    -----------
Weighted average number of shares
  outstanding.............................   41,013,619     40,346,514     40,752,326     40,213,948
Incremental shares from use of treasury
  stock method............................      173,661        318,030        202,982        368,285
                                            -----------    -----------    -----------    -----------
Weighted average common and common
  equivalent shares outstanding...........   41,187,280     40,664,544     40,955,308     40,582,233
                                             ==========     ==========     ==========     ==========

 3. BUSINESS COMBINATIONS

     On December 31, 1993, the Company invested cash of $2,082,800 which resulted in the Company owning a 63.5% interest in Southwest. Substantially all of the purchase price was allocated to goodwill and is being amortized on a straight-line basis over 40 years. The acquisition was accounted for as a purchase and was included in the Company's operations after December 31, 1993.

     On December 31, 1993, the Company acquired 100% of the outstanding common stock of Atlanta for a total cash purchase price of $2,322,139. Substantially all of the purchase price was allocated to goodwill and is being amortized on a straight-line basis over 40 years. The acquisition was accounted for as a purchase and was included in the Company's operations after December 31, 1993.

     On February 1, 1994, the Company acquired 100% of the outstanding common stock of Atlanta III for a total cash purchase price of $94,530. Substantially all of the purchase price was allocated to goodwill and is being amortized on a straight-line basis over 40 years. The acquisition was accounted for as a purchase and included in the Company's operations after February 1, 1994.

     On February 1, 1994, the Company acquired 100% of the outstanding common stock of Atlanta V for a total cash purchase price of $208,005. Substantially all of the purchase price was allocated to goodwill and is

                                      (297)

                       T2 MEDICAL, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

being amortized on a straight-line basis over 40 years. The acquisition was accounted for as a purchase and included in the Company's operations after February 1, 1994.

     On March 1, 1994, the Company acquired a 60% interest in Indiana for a cash purchase price of $2,000,000. Substantially all of the purchase price was allocated to goodwill and is being amortized on a straight-line basis over 40 years. The acquisition was accounted for as a purchase and included in the Company's operations after March 1, 1994.

     Due to the insignificant operations of Southwest, Atlanta, Atlanta III, Atlanta V and Indiana, pro forma data has not been included.

 4. CONTINGENCIES AND LEGAL MATTERS

     The Company in 1992 received a request for documents from a grand jury sitting in Atlanta, Georgia at the request of the U.S. Department of Health and Human Services, the focus of which appears to be the potential application of the Medicare Fraud and Abuse Law as it relates to physician ownership. The Company has complied with the request and believes that the documents submitted will confirm that it has conducted its business affairs in a proper and lawful manner, consistent with all applicable laws, regulations and professional codes of conduct. Management believes that the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position and results of operations.

     Further, the Company and certain of its officers and former officers are defendants in civil suits filed in 1992 on behalf of individuals claiming to have purchased T2 Common Stock during the time period from December 2, 1991 through June 24, 1992. The suits were consolidated into one suit in the United States District Court for the Northern District Court of Georgia. The complaint seeks certification of a class of plaintiffs and damages in an unspecified amount. The complaint alleges, among other things, that the Company and the named individuals violated various provisions of the Securities Exchange Act of 1934 and violated certain other laws by failing to make complete and accurate statements about the Company's business. On November 16, 1993, the proceeding was certified as a class action ("In Re T2 Shareholder Litigation").

     In 1993, the Company conducted an inquiry which resulted in the restatement of the Company's interim financial statements for the periods ended December 31, 1992 and March 31, 1993. Subsequently, the Company and certain of its officers and directors and former officers and a former director were named as defendants in seventeen civil suits filed in the United States District Court for the Northern District of Georgia on behalf of individuals claiming to have purchased or sold T2 Common Stock during various time periods in 1991, 1992 and 1993. The complaints, which were generally similar, alleged in part that the Company made misleading public statements concerning the Company's business, results of operations, future prospects, revenues and reimbursements from its payor sources. In September 1993, many of the complaints were dismissed and a new class action complaint was filed.

     On January 14, 1994, the court in In Re T2 Shareholder Litigation granted the plaintiffs' motion to amend their complaint to allege violations of the Securities Exchange Act of 1934 on behalf of a putative class consisting of purchasers of T2 Common Stock for the period December 2, 1991, through August 12, 1993. Although the amended complaint has been filed, the court has not yet ruled on the plaintiffs' motion to expand the previously certified class. Five other putative class action complaints are pending in the Northern District of Georgia. In three of these cases, the plaintiffs have consented to a consolidation of their actions with the In Re T2 Shareholder Litigation. The fourth case was consolidated with the In Re T2 Shareholder Litigation by order of the Court, and the fifth was filed in April 1994 and remains pending.

                                      (298)

                       T2 MEDICAL, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

     The Company believes that it has meritorious defenses in these actions. Nevertheless, the ultimate outcome of the litigation described in the preceding three paragraphs cannot presently be determined and an estimate of any loss that might result therefrom cannot be made. Accordingly, no provision for any loss that may result upon resolution of the suits has been made in the consolidated financial statements.

     The Securities and Exchange Commission (the "Commission") is conducting an inquiry into the events that led to the restatement of the Company's financial statements for the periods ended December 31, 1992 and March 31, 1993, and certain other matters. The Commission has requested certain information relating to such inquiry, and the Company is cooperating. The Commission can seek certain civil remedies against the Company by way of an enforcement action.

     In connection with both the stockholder litigation and the Commission inquiry discussed above, the Company has determined to pay the reasonable attorneys' fees and expenses of certain present and former directors and officers in advance of the final disposition of the litigation and such inquiry, subject to each individual's agreement and undertaking to repay his or her share of the attorneys' fees and expenses paid by the Company if it is ultimately determined that such individual is not entitled to be indemnified by the Company pursuant to applicable law.

 5.  DEBENTURE PURCHASE AGREEMENT

     In connection with the Company's Debenture Purchase Agreement with Surgex, Inc., the Company has increased its loan to Surgex as of April 30, 1994 to $11,967,000.

 6.  AGREEMENT TO MERGE

     On February 7, 1994, the Company announced that it had entered into a definitive agreement providing for the merger of the Company with Curaflex Health Services, Inc. ("Curaflex"), HealthInfusion, Inc. ("HealthInfusion"), and Medisys, Inc. ("Medisys") and the formation of Coram Healthcare Corporation ("Coram") to serve as the holding company for the combined entities. The operations of Curaflex, HealthInfusion and Medisys consist primarily of providing infusion therapy services. Under the terms of the agreement, each common share of the Company outstanding immediately prior to the effective date of the merger is expected to be exchanged for .63 shares of common stock of Coram. Consummation of the proposed transaction is subject to customary conditions, including approval by the shareholders of each of the four companies. The parties anticipate that the transaction will be accounted for as a pooling of interests and that the transaction will be consummated by June 30, 1994.

 7.  SUBSEQUENT EVENT

     As of May 12, 1994, the Company had agreed in principle to acquire all of the capital stock of Intracare of Greenville, Inc., an infusion therapy company currently managed by the Company, for cash of $1,175,000. This acquisition is expected to be accounted for as a purchase and is expected to be consummated on or before May 31, 1994.

                                      (299)

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

  Results of Operations

     Total revenues for the three and six-month periods ended March 31, 1994 decreased by 14% and 13%, respectively, compared to the corresponding periods in the prior year. Home infusion therapy revenues, including management fees from managed home infusion therapy companies, decreased by 28% and 27%, respectively, for the three and six-month periods ended March 31, 1994 compared to the corresponding periods in the prior year. Intracare revenues decreased by 13% and 4%, respectively, for the three and six-month periods ended March 31, 1994, compared to the corresponding periods in the prior year. Continued cost reduction initiatives by third party payors, including, but not limited to, retroactive implementation of case management price discounts, demands for larger price discounts by indemnity insurance carriers, and demands for other price discounts, have had and are expected to continue to have a negative effect on the infusion therapy industry, including the Company. Although the number of infusion therapy patients served during the three and six month periods ended March 31, 1994 remained stable compared to the corresponding periods in the prior year, the Company experienced a significant reduction in per patient revenue due to pricing and reimbursement pressures imposed by third party payors, resulting in an overall decrease in infusion therapy revenue. Such pricing and reimbursement pressures are expected to continue to have a negative effect on the Company's home infusion therapy and IntraCare revenues for the foreseeable future.

     Lithotripsy revenues increased by 75% and 93%, respectively, for the three and six-month periods ended March 31, 1994 over the' corresponding periods in the prior year. This increase in lithotripsy revenues was attributable to an increase in patients served and the acquisition since March 31, 1993 of a minority interest in one and majority interests in six lithotripsy companies in which the Company had no prior interest.

     While pricing pressures have been primarily related to the Company's infusion therapy operations, there can be no assurance that similar pricing pressures will not be applied to the Company's lithotripsy operations. The Health Care Finance Administration ("HCFA") has issued a proposed rule that would, if implemented, significantly reduce the amount Medicare would reimburse its beneficiaries for the cost of lithotripsy procedures performed in an ambulatory surgery center or on an outpatient basis at a hospital. Further, a decrease in the Medicare reimbursement rate for lithotripsy may trigger demands for similar reductions by other third party payors.

     Costs of revenues increased by 6% and 9%, respectively, for the three and six-month periods ended March 31, 1994 compared to the periods in the prior year. This increase was attributable to an increase in infusion therapy patients served, increased depreciation and the acquisitions and development mentioned above.

     Selling, general and administrative expenses as a percentage of total revenues increased from 10.7% to 15.9% and from 9.7% to 13.0%, respectively, for the three and six-month periods ended March 31, 1994, versus the comparable periods in the prior year. The increase in the percentage of selling, general and administrative expenses to total revenues is primarily due to the fixed components of certain selling, general and administrative expenses and the relative decrease in per patient revenues. In addition, the, Company incurred legal fees and expenses of $1,705,655 and $2,285,691, respectively, for the three and six-month periods ended March 31, 1994 compared with $674,144 and $1,377,049, respectively, for the three and six-month periods ended March 31, 1993. The large increase resulted primarily from fees incurred in connection with, among other matters: (i) the proposed business combination involving Coram, Curaflex, HealthInfusion and Medisys; (ii) the defense of the Company and certain officers and directors and certain former officers and directors in the previously mentioned stockholder litigation; (iii) the representation of the Company in connection with the previously mentioned inquiries currently being conducted by certain governmental authorities; and (iv) the advancement of legal fees and expenses to certain current and former officers and directors.

     The provision for doubtful accounts expressed as a percentage of total revenues decreased to 4.4% from 10.4% and to 3.9% from 10.8%, respectively, for the three and six-month periods ended December 31, 1993, versus the corresponding periods in the prior year. Management regularly reviews the collectability of the

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Company's accounts receivable and makes adjustments to the allowance for doubtful accounts as needed to reflect prevailing conditions. As case management discounts have become more prevalent and larger numbers of the Company's patients are treated in accordance with agreements that establish reimbursement rates in advance, reimbursement patterns have become more predictable. As a result, accounts receivable write-offs have decreased. The Company's allowance for doubtful accounts, expressed as a percentage of accounts receivable was 16% as of March 31, 1994 and as of December 31, 1993, and 17% as of September 30, 1993.

     The increase in amortization of intangibles for the three and six-month periods ended March 31, 1994 versus the comparable periods in the prior year is primarily attributable to the additional goodwill associated with acquisitions consummated since March 31, 1993 which were accounted for as purchases.

     Income from operations as a percentage of total revenues decreased from 25.1% to 13.1% and from 28.7% to 19.4% respectively, for the three and six-month periods ended March 31, 1994 versus the comparable period in the prior year. The decrease resulted primarily from an increase in the number and amount of discounts given to third party payors, including case management adjustments, managed care pricing and other price discounts. Because of the current pressures on pricing in the health care industry generally, the Company expects that, in the foreseeable future, there will continue to be pressures on income from operations. In addition, continued cost reduction initiatives by third party payors, significant reductions in coverage and rates of third party payors, or significant reductions in the percentage of the Company's services delivered to privately-insured patients could also have a negative effect on the Company's income from operations.

     The effective income tax rate increased from 35.6% to 44.6% and from 36.7% to 43.8%, respectively, for the three and six-month periods ended March 31, 1994 versus the comparable periods in the prior year. The effective income tax rate was calculated by dividing the provision for income taxes by income before income taxes less minority interests in the income of partnerships. Such increases were primarily attributable to the increase in the amortization of intangibles resulting from acquisitions of entities since March 31, 1993 which were accounted for as purchases and income for the three month period ended March 31, 1993 including S Corporation income for which no income tax provision was required. This income resulted from the acquisitions of S Corporations which were accounted for as poolings of interests.

     Minority interest in income of subsidiaries for the three and six-month periods ended March 31, 1994 increased by 69.0% and 65.0%, respectively, compared to the corresponding periods in the prior year. This increase resulted primarily from the Company's acquisition since March 31, 1993 of majority interests in six lithotripsy companies in which the Company had no prior interests.

  Inflation

     The Company has not experienced significant increases in either the cost of supplies or operating expenses due to inflation. Nonetheless, although inflation has not been a significant factor to date, there can be no assurance that it will not be in the future.

  Financial Condition as of March 31, 1994

     Since its inception, the Company has financed its current operations through internally generated funds and equity placements. The cash provided by operating activities was $12,249,914 for the six-month period ended March 31, 1994, and $18,290,897 for the six-month period ended March 31, 1993. As of March 31, 1994, the Company had cash and short-term investments net of short term investments pledged to short-term debt totaling approximately $42,121,000.

     The Company believes that its presently anticipated short term needs for operating capital, debt repayments, capital expenditures and cash dividends will be satisfied by its present funds, internally-generated funds and its line of credit of $10,000,000. The Company is, however, currently reviewing all of its relationships with the infusion therapy companies it manages and may acquire such companies or restructure the management agreements it has with such companies. If the Company acquires such managed companies, the Company anticipates borrowing additional funds to finance such acquisitions. In addition, if the Company

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is required to acquire the minority interests in its lithotripsy ventures, or resolves its material pending litigation, the Company may need to seek additional sources of capital.

  Omnibus Budget Reconciliation Act of 1993

     On August 10, 1993, the Omnibus Budget Reconciliation Act of 1993 (the "Omnibus Act") was signed into law by the President. The Omnibus Act increased the corporate tax rate of 34% to 35% as well as made certain other changes to the corporate tax law, including the deductibility of the amortization of certain intangible assets. The tax provisions of the Omnibus Act did not have a significant effect on the financial statements of the Company.

     In addition, the Omnibus Act included provisions that prohibit physicians, beginning on January 1, 1995, from referring their patients, who receive benefits under the Medicare or Medicaid programs, to entities in which they have financial interests for certain designated health services. The Omnibus Act is worded broadly and contains numerous exceptions and technical terms that are not fully defined and empowers the Secretary of the Department of Health and Human Services to adopt regulations interpreting and implementing the Omnibus Act. The Company cannot predict what effect, if any, the application of such regulations and the Omnibus Act may have on its future business activities.

  Accounting Pronouncement

     The Financial Accounting Standards Board has issued Statement No. 115 entitled "Accounting for Certain Investments in Debt and Equity Securities" which is effective for fiscal years beginning after December 15, 1993. This statement is not expected to have any significant effect on the financial statements of the Company.

  Future Health Care Proposals and Legislation

     Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. The Clinton Administration has proposed legislation, known as the Health Security Act of 1993, which has been introduced into Congress and is designed to reform the United States health care system. The Health Security Act proposes a major restructuring of the health care system, including (i) universal access to health care and (ii) measures to control or reduce the rate of increase of public and private spending on health care. Alternative federal health care reform legislation is being considered by Congress, including a single-payor approach, "managed competition" proposals, the creation of a "Medicare Part C" for the uninsured and more incremental approaches to health care reform. In addition, some of the states in which the Company operates have enacted and others are considering various health care reform proposals. The Company anticipates that Congress and state legislatures will continue to review and assess alternative health care delivery systems and payment methodologies and public debate of these issues will likely continue in the future. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, the Company cannot predict which, if any, of such reform proposals will be adopted, when they may be adopted or what impact they may have on the Company.

                          PART II -- OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.

     On April 25, 1994, a suit captioned Maurice Kirschenbaum v. T 2 Medical, Inc., David Hersh, Joseph C. Allegra, James L. Ledbetter and Thomas E. Haire, Civil Action No. 1:94-CV-1106-RLV' (the "Kirschenbaum Action") , was filed in the United States District Court for the Northern District of Georgia. The action was filed on behalf of a person claiming to be a stockholder of the Company and seeks certification of a class of plaintiffs for persons who bought the Company's common stock during the period from January 21, 1993 through August 11, 1993. In addition to making claims of common law fraud and negligent misrepresentation, the Kirschenbaum action makes substantially similar allegations and seeks substantially similar relief as the stockholder litigation previously filed against the Company and described in Note 4 to the Condensed

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

Consolidated Financial Statements included in this Quarterly Report. The Company believes that it has meritorious defenses in the Kirschenbaum Action and the other similar stockholder actions. Nevertheless, the ultimate outcome of such litigation cannot presently be determined and an estimate of any loss that might result therefrom cannot be made. Accordingly, no provision for any loss that may result upon resolution of such suits has been made in the condensed consolidated financial statements.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K.

     (a) EXHIBITS.

     (b) REPORTS ON FORM 8-K. There were no Current Reports on Securities and Exchange Commission Form 8-K filed during the three-month period ended March 31, 1994.

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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          T2 MEDICAL, INC.

                                          By: /s/  Tommy H. Carter
                                              ----------------------------
                                              Tommy H. Carter
                                              President and Chief
                                              Executive Officer

                                          By: /s/  Bruce A. Kolleda
                                              ----------------------------
                                              Bruce A. Kolleda
                                              Principal Accounting Officer

Date: May 13, 1994

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